UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                                 Six Flags, Inc.
                                (Name of Issuer)

                          Common Stock, $.025 Par Value
                         (Title of Class of Securities)


                                    83001P109
                                 (CUSIP Number)

                                 April 17, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 5 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001P109                 13G                        Page 2 of 5 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                        10,488,671 (including 267,716 shares
                        underlying convertible notes)

SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               0
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                        10,488,671 (including 267,716 shares
                        underlying convertible notes)
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               0
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                        10,488,671 (including 267,716 shares
                        underlying convertible notes)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               11.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                               IA
-----------------------------------------------------------------------------

CUSIP No. 83001P109                      13G                   Page 3 of 5 Pages

Item 1(a).     Name of Issuer:
               SIX FLAGS, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               11501 Northeast Expressway
               Oklahoma City, Oklahoma 73131

Item 2(a).     Name of Person Filing:
               JANA PARTNERS LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               200 Park Avenue, Suite 3300, New York, New York 10166

Item 2(c).     Citizenship:
               This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               COMMON STOCK

Item 2(e).     CUSIP Number: 83001P109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of
                     the Act,

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,

          (e)  [ ]   Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),

          (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F),

          (g)  [ ]   Parent Holding Company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G),

          (h)  [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

CUSIP No. 83001P109                  13G            Page 4 of 5 Pages

          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940,

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

          (a) Amount beneficially owned: 10,488,671 (including 267,716 shares underlying convertible notes)
          (b)  Percent of class: 11.1%
          (c)  Number of shares as to which JANA Partners LLC has:
               (i) Sole power to vote or direct the vote: 10,488,671 (including 267,716 shares underlying convertible notes)
              (ii)  Shared power to vote or direct the vote: 0
             (iii) Sole power to dispose or direct the disposition: 10,488,671 (including 267,716 shares underlying convertible notes)
              (iv)  Shared power to dispose or direct the disposition: 0

Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable

Item 9.   Notice of Dissolution of Group.
          Not Applicable

CUSIP No. 83001P109                    13G                     Page 5 of 5 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 19, 2006


                                  JANA PARTNERS LLC


                                  By: /s/ Barry Rosenstein
                                      ------------------------------------
                                      Barry Rosenstein
                                      Managing Partner


                                  By: /s/ Gary Claar
                                      -------------------------------------
                                      Gary Claar
                                      Managing Director